CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.)

FINANCIAL STATEMENTS

APRIL 30, 2004

DAVIDSON & COMPANY A Partnership of Incorporated Professionals Chartered Accountants

AUDITORS' REPORT

To the Shareholders of Crosshair Exploration & Mining Corp. (formerly International Lima Resources Corp.)

We have audited the balance sheet of Crosshair Exploration & Mining Corp. (formerly International Lima Resources Corp.) as at April 30, 2004 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements at April 30, 2003 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those statements in their report dated July 1, 2003.

"DAVIDSON & COMPANY"

Vancouver, Canada
Chartered Accountants
July 8, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

CROSSHAIR EXPLORATION & MINING CORP.
(formerly International Lima Resources Corp.)
BALANCE SHEETS
AS AT APRIL 30

	2004	2003

ASSETS

Current
Cash	$514,016	$75,327
Receivables	20,479	3,476
Prepaid expenses	57,367	2,925

	591,862	81,728

Equipment	2,483	3,547
Mineral properties (Note 3)	917,459	-

	$1,511,804	$85,275

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$131,911	$67,029
Due to Rubicon Minerals Corporation (Note 4)	23,073	-

	154,984	67,029

Shareholders' equity
Capital stock (Note 5)
Authorized
100,000,000 common shares without par value
Issued
16,899,203 (2003 – 7,075,522) common shares	10,318,467	8,414,202
Contributed surplus (Note 5)	400,600	15,000
Deficit	(9,362,247)	(8,410,956)

	1,356,820	18,246

	$1,511,804	$85,275

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)
On behalf of the Board:

“Mark J. Morabito”	Director	“Jay Sujir”	Director

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
(formerly International Lima Resources Corp.)
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED APRIL 30

	2004	2003

EXPENSES
Amortization	$1,064	$633
Audit and accounting	28,972	3,640
Consulting	57,062	-
Interest and financing (Note 5(f))	85,975	-
Investor relations	52,762	-
Legal	149,136	18,807
Management fees	90,833	26,310
Office and miscellaneous	32,584	25,014
Promotion	43,080	-
Stock-based compensation (Note 5)	353,887	-
Transfer agent and filing fees	33,337	14,492
Travel	22,599	-

Loss for the year	(951,291)	(88,896)

Deficit, beginning of year	(8,410,956)	(8,322,060)

Deficit, end of year	$(9,362,247)	$(8,410,956)

Basic and diluted loss per common share	$(0.09)	$(0.02)

Weighted average number of common shares outstanding	10,447,188	5,394,639

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
(formerly International Lima Resources Corp.)
STATEMENTS OF CASH FLOWS
YEAR ENDED APRIL 30

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(951,291)	$(88,896)
Items not affecting cash:
Amortization	1,064	633
Interest and financing	78,937	-
Stock-based compensation	353,887	-

Changes in non-cash working capital items:
Increase in accounts receivable	(17,003)	(2,599)
Increase in prepaid expenses	(54,442)	(2,925)
Increase in accounts payable and accrued liabilities	64,882	58,495

Net cash used in operating activities	(523,966)	(35,292)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property costs	(828,709)	-
Acquisition of equipment	-	(4,180)

Net cash used in investing activities	(828,709)	(4,180)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to Rubicon Minerals Corporation	23,073	-
Issuance of shares	1,941,715	100,000
Share issue costs	(173,424)	-
Proceeds from loans	100,000	-
Repayment of loans	(100,000)	-

Net cash provided by financing activities	1,791,364	100,000

Net increase in cash during the year	438,689	60,528

Cash, beginning of year	75,327	14,799

Cash, end of year	$514,016	$75,327

Supplemental disclosures with respect to cash flows (Note 6)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
1.	NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (formerly International Lima Resources Corp.) (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company’s resource properties are located in Canada and in the Shaanxi Province in China.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary. Receivables consist primarily of Goods and Services Taxes Receivable.

Equipment

Equipment consists of computer hardware. The computer hardware is recorded at cost and amortized at an annual rate of 30% using the declining balance method.

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral properties (cont’d…)

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the year. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Withholding taxes, where applicable, on earnings of foreign operations are provided in the accounts only to the extent earnings are expected to be repatriated.

Change in accounting policy

Stock-based compensation

Effective May 1, 2003, the Company recognizes compensation expense, on a prospective basis, for all stock options granted using the fair value based method of accounting. Pro forma disclosures of loss and loss per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before May 1, 2003 but on or after May 1, 2002 are provided in the notes. Any cash paid on the exercise of stock options is added to the stated value of common shares.

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
3.	MINERAL PROPERTIES

			Wings		North
		Glenwood	Point –	Southern	Paul’s
		Break	Titan	Golden	Pond Gold	DJ Gold
		Property	Property	Promise	Property	Property	Total

	Balance at April 30, 2003	$ -	$-	$-	$-	$-	$-
	Geology	105,944	126,005	81,291	5,224	-	318,464
	Geophysics	269,314	2,772	123,795	-	-	395,881
	Administration	30,835	13,268	6,484	1,026	-	51,613
	Technical analysis	5,718	3,495	4,014	-	4,752	17,979
	Acquisition costs	25,000	25,000	25,000	20,750	37,772	133,522

	Balance at April 30, 2004	$ 436,811	$170,540	$240,584	$27,000	$42,524	$917,459

Glenwood Break, Wings Point-Titan, Southern Golden Promise Properties

During February 2003, the Company entered into three separate option-JV agreements with Rubicon Minerals Corporation (“Rubicon”) to acquire a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland covering three separate land packages known as Southern Golden Promise, Wings Point – Titan, and Glenwood Break. The Company will earn its 60% interest in the properties by issuing up to 400,000 shares for each property and incurring $5,250,000 in exploration, both spread over a four year period with a minimum $750,000, during the first year, $1,200,000 during the second year, and the remainder over the third and fourth years; with 60% of the expenditures to target on diamond drilling. As at April 30, 2004, the Company incurred $772,935 in exploration expenditures and issued 300,000 common shares to the vendor at a value of $75,000.

North Paul’s Pond Gold Property

During June 2003, the Company entered into an agreement for an option to acquire a 100% interest in the North Paul’s Pond Gold Property in North-Central Newfoundland. The North Paul’s Pond option agreement calls for exploration expenditures of $300,000, the issuance of up to 130,000 common shares and cash payments of $32,000 to the vendor, spread over a three year term with the majority of such commitments being due in years two and three of the agreement term. The vendor has retained a 1.5% net smelter return royalty. As of April 30, 2004, the Company incurred $6,250 in exploration expenditures, issued 55,000 common shares at a value of $13,750 and paid $7,000 in cash to the vendor.

DJ Gold Property

During January 2004, the Company entered into an agreement to acquire up to 100% of the DJ Gold Property in the Shaanxi Province of China from Dinjialing Gold Corporation Limited. The Company will have the right to acquire up to 90% of the property by making exploration expenditures in the aggregate amount of US$3,000,000 and making cash payments and/or issuing shares in the total amount of US$600,000, over a four-year period. The Company will earn its interest in stages, with the right to earn 10% within six months of receipt of regulatory approval and a further 10% (20% total) by the first anniversary of the formal agreement. At the end of the four-year term and assuming the Company has fulfilled its obligations and earned its 90% interest, the Company will have the option for a period of two years to purchase the remaining 10% interest in the property for US$2,000,000 in two payments of US$1,000,000 each.

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
4.	DUE TO RUBICON MINERALS CORPORATION

As at April 30, 2004, the Company owed Rubicon $23,073 (2003 - $Nil) for exploration expenses. The amount is without interest or fixed terms of repayment.

5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

The authorized share capital of the Company is 100,000,000 common shares without par value.

Issued and outstanding:

	Number of		Contributed
	Shares	Amount	Surplus

Balance at April 30, 2002	4,646,171	$8,271,267	$15,000

Issued:
For cash at $0.05 per share	2,000,000	100,000	-
For debt at $0.10 per share	429,351	42,935	-

Balance at April 30, 2003	7,075,522	8,414,202	15,000

Issued:
For cash at $0.25 per share (a)	3,000,000	750,000	-
For finder’s fee at $0.25 per share (a)	200,000	50,000	-
For cash at $0.25 per share (b)	200,000	50,000	-
For cash at $0.30 per share (c)	492,500	147,750	-
For cash at $0.25 per share (d)	2,078,000	519,500	-
For finder’s fee at $0.25 per share (d)	20,000	5,000	-
For cash at $0.25 per share (e)	1,010,000	252,500	-
For bonus shares at $0.25 per share (f)	315,748	78,937	-
For property acquisition at $0.25 per share (g)	355,000	88,750	-
Stock options exercised at $0.15 per share (h)	122,433	18,365	-
Stock options exercised at $0.12 per share (h)	30,000	3,600	-
Warrants exercised at $0.10 per share	2,000,000	200,000	-
Less: share issue costs	-	(260,137)	-

Fair value of warrants issued as finders’ fees	-	-	31,713

Stock-based compensation	-	-	353,887

Balance at April 30, 2004	16,899,203	$10,318,467	$400,600

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

	(a)	On September 17, 2003, the Company completed a private placement of 3,000,000 units at a price of $0.25 per unit, of which 2,000,000 units were flow-through units, for aggregate gross proceeds of $750,000. Each flow- through unit consisted of one common share and one-half of one non-transferable share purchase warrant.

Each full share purchase warrant is exercisable into one common share at a price of $0.35 until September 17, 2004. Each non flow-through unit consisted of one common share and one full non-transferable share purchase warrant. Each full share purchase warrant is exercisable into one common share at a price of $0.35 until September 17, 2004. The Company issued 200,000 common shares to the agent in payment of the corporate finance fee. Share issue costs of $146,397 were incurred in relation to this private placement.

	(b)	On November 5, 2003, the Company completed a private placement of 200,000 units of the Company at a price of $0.25 per unit for proceeds of $50,000. Each unit consisted of one common share and one warrant. Each full share purchase warrant is exercisable into one common share at a price of $0.35 until November 5, 2004.

	(c)	On December 22, 2003, the Company completed a private placement of 492,500 units at $0.30 per unit for total proceeds of $147,750. Each unit consisted of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional non flow-through common share for a period of one year at a price of $0.45 per common share. The warrants contain a forced exercise provision. In the event that the closing price of the Company’s listed shares exceeds $0.70 per common share for 10 consecutive trading days after the date that is 120 days after closing, the exercise period of the warrants will be shortened to a period of 30 days, commencing 7 calendar days after the 10th premium trading day.

	(d)	On March 22, 2004, the Company completed a private placement of 2,078,000 units at $0.25 per unit for total proceeds of $519,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire one additional common share at a price of $0.35 per common share expiring on March 22, 2005. In the event that the closing price of the Company’s listed shares exceeds $0.70 per common share for 10 consecutive trading days, the Company may, on notice, accelerate the expiry date.

The Company issued 20,000 units with the same terms to the agent in payment of the corporate finance fee. Share issue costs of $61,027 were incurred in relation to this private placement.

	(e)	On March 24, 2004, the Company completed a private placement of 1,010,000 units at $0.25 per unit for total proceeds of $252,500. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.35 per common share expiring on March 24, 2005. In the event that the closing price of the Company’s listed shares exceeds $0.70 per common share for 10 consecutive trading days, the Company may, on notice, accelerate the expiry date.

Share issue costs of $16,000 were incurred in relation to this private placement.

	(f)	During the year, 315,748 common shares valued at $78,937 were issued in consideration for entering into loan agreements. The loan was received and repaid during the current year. The shares were expensed as financing costs during the year.

	(g)	Pursuant to option agreements, 355,000 common shares valued at $0.25 per share were issued for acquisition costs associated with the Company’s properties.

	(h)	On September 5, 2003, 102,433 stock options were exercised at $0.15 per share for proceeds of $15,365. On December 5, 2003, 20,000 stock options were exercised at $0.15 per share for proceeds of $3,000. On March 30, 2004, 30,000 stock options were exercised at $0.12 per share for proceeds of $3,600.

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…) Share purchase warrants

At April 30, 2004, the following warrants were outstanding:

Number	Exercise
of Warrants	Price	Expiry Date

2,000,000	$0.35	September 17, 2004
200,000	0.35	November 5, 2004
514,250	0.45	December 22, 2004 (1)
25,000	0.45	January 14, 2005 (1)
2,398,000	0.35	March 22, 2005 (2)
1,090,000	0.35	March 24, 2005 (3)

1)	46,750 of these warrants were issued to the broker on completion of the private placement on December 22, 2003.

2)	320,000 of these warrants were issued to the broker on completion of the private placement on March 22, 2004.

3)	80,000 of these warrants were issued to the broker on completion of the private placement on March 24, 2004.

Escrow shares

At April 30, 2004, 562,500 (2003 – 562,500) shares were held in escrow. The release of these shares from escrow is subject to the direction and determination of the British Columbia regulatory authorities.

Stock options

The following is a summary of stock options outstanding at April 30, 2004 and 2003 and changes during the years then ended:

	2004		2003

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding, beginning of year	1,194,867	$0.22	453,199	$ 0.17
Exercised	(152,433)	0.15	-	-
Cancelled or expired	(185,000)	0.25	(78,332)	0.27
Granted	1,504,000	0.25	820,000	0.25

Outstanding number of options, end of year	2,361,434	$0.24	1,194,867	0.22

Currently exercisable	991,184 $	0.23

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…) Stock options (cont’d…)

At April 30, 2004, the following options were outstanding to directors, officers and employees:

Number	Exercise Price ($)	Expiry Date

162,434	0.15	May 2, 2005
50,000	0.15	September 1, 2005
300,000	0.25	September 17, 2005*
820,000	0.25	February 18, 2008
25,000	0.25	June 17, 2008
150,000	0.25	June 19, 2008
100,000	0.25	August 7, 2008
154,000	0.25	December 1, 2008
325,000	0.25	January 21, 2009
150,000	0.25	February 17, 2009
125,000	0.25	March 8, 2009

*	300,000 compensation options were issued to the broker in connection with the completion of the private placement on September 17, 2003. These options are exercisable into units of the Company at a price of $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable into one common share at a price of $0.35 per share expiring on September 17, 2004.

Stock-based compensation

Effective May 1, 2003, the Company recognizes compensation expense, on a prospective basis, for all stock options granted using the fair value based method of accounting. Pro forma disclosures of loss and loss per share as if the fair value based method had been used to account for stock-based compensation for any options granted before May 1, 2003 but on or after May 1, 2002 are as follows:

The Company granted 700,000 stock options to employees and directors during fiscal 2003. No compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Loss for the year ending April 30, 2003, as reported	$(88,896)
Additional compensation expense	(134,600)

Pro-forma loss	$(223,496)

Pro-forma loss per share	$(0.04)

The weighted average fair value of each option granted during the current year was $0.24 (2003 - $0.19) .

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation (cont’d…)

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

		2004	2003

	Risk-free interest rate	2.64%	3%
	Expected life of options	5 years	5 years
	Annualized volatility	116%	187%
	Dividend rate	0%	0%

6.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2004	2003

	Cash paid during the year for income taxes	$-	$-

	Cash paid during the year for interest	$-	$-

	The following were significant non-cash investing and financing transactions for fiscal 2004:

(a)	The Company issued a total of 220,000 common shares at a value of $55,000 for finders’ fees in conjunction with private placements (Note 5).

(b)	The Company issued 315,748 common shares at a value of $78,937 as financing fees for loan agreements (Note 5).

(c)	The Company issued a total of 355,000 common shares at a value of $88,750 for property acquisition (Note 5).

The following were significant non-cash investing and financing transactions for fiscal 2003:

(a) The Company issued 429,351 common shares at a value of $42,935 on settlement of debt.

7. RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

During the year ended April 30, 2004, the Company incurred management fees of $50,000 (2003 – $10,500) to a private company controlled by a director. At April 30, 2004, $Nil (2003 - $3,418) is owed to this party.

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
7.	RELATED PARTY TRANSACTIONS (cont’d…)

During the year ended April 30, 2004, the Company incurred management fees of $33,333 (2003 – $Nil) to a director. At April 30, 2004, $7,167 (2003 - $Nil) was prepaid to this director.

During the year ended April 30, 2004, the Company incurred management fees of $7,500 (2003 – $Nil) to a private company controlled by an officer. At April 30, 2004, $Nil (2003 - $5,000) is owed to this party.

During the year ended April 30, 2004, the Company incurred professional fees of $23,133 (2003 – $Nil) to a private company controlled by an officer. At April 30, 2004, $15,569 (2003 - $Nil) is owed to this party.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003

Loss for the year	$(951,291)	$(88,896)

Income taxes (recovery)	$(357,685)	$(33,425)
Non-deductible expenses	162,742	-
Unrecognized benefit of non-capital losses	194,943	33,425

Total income taxes (recovery)	$-	$-

The significant components of the Company's future tax assets are as follows:

	2004	2003

Future tax assets:
Loss carryforwards	$461,186	$292,152
Resource deductions	491,944	395,928

	953,130	688,080
Less: valuation allowances	(953,130)	(688,080)

Net future tax assets	$-	$-

CROSSHAIR EXPLORATION & MINING CORP. (formerly International Lima Resources Corp.) NOTES TO THE FINANCIAL STATEMENTS APRIL 30, 2004
8.	INCOME TAXES (cont’d…)

The Company has available for deduction against future taxable income non-capital losses of approximately $1,295,000. These losses, if not utilized, will expire commencing in 2005. Subject to certain restrictions, the Company also has resource expenditures available of approximately $1,970,000 to reduce taxable income in future years. Future tax benefits which may arise as a result of the non-capital losses and resource expenditures have been offset by a valuation allowance due to the uncertainty of their realization.

9.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties. Geographical information is as follows:

	2004	2003

Loss for the year
Canada	$(951,291)	$(88,896)
China	-	-

	$(951,291)	$(88,896)

Total assets
Canada	$1,469,280	$85,275
China	42,524	-

	$1,511,804	$85,275

10.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to Rubicon Minerals Corporation. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

11.	SUBSEQUENT EVENTS

The following events occurred subsequent to April 30, 2004:

On May 31, 2004 the Company completed a private placement of 4,080,000 flow-through shares at a price of $0.25 per share for proceeds of $1,020,000.

The agent received an 8% commission of the gross proceeds along with 326,400 warrants exercisable into common shares of the Company at $0.25 per share for a period of 12 months.